CORPORATE DIRECTORY

Leading Brands, Inc.	Stock Exchange Listing:
Head Office:	NASDAQ
Suite 1800 – 1500 West Georgia Street	Trading Symbol: LBIX
Vancouver, BC Canada V6G 2Z6
Tel: 604-685-5200 Fax: 604-685-5249
Toll Free: 1-866-685-5200

Directors:

David P. Bowra	Peter Buckley	Douglas Carlson	R. Thomas Gaglardi
President,	President	Chief Executive Officer	President
The Bowra Group	Old Spaghetti Factory	Viv Magazine	Northland Properties Corp.
Vancouver BC	Canada Ltd.	Aspen CO	Vancouver BC
Canada	Vancouver BC	USA	Canada
Canada

Iain J. Harris	Ralph D. McRae	D. Jonathan Merriman
Chairman and	Chairman and	Chairman and
Chief Executive Officer	Chief Executive Officer	Chief Executive Officer
Summit Holdings Ltd.	Leading Brands, Inc.	Merriman Curhan Ford & Co.
Vancouver BC	Vancouver BC	San Francisco CA
Canada	Canada	USA

Officers:

Ralph D. McRae	Donna Higgins, CGA
Chairman and	Chief Financial Officer
Chief Executive Officer

Auditor:	Transfer Agent:	Shareholder Information:

BDO Dunwoody LLP	Pacific Corporate Trust Co.	Marilyn Kerzner
Chartered Accountants	510 Burrard Street – 2nd Floor	Director of Corporate Affairs
600 – 925 W. Georgia Street	Vancouver BC Canada	Toll Free: 1-866-685-5200
Vancouver BC Canada	V6C 3B9	mkerz@LBIX.com
V6C 3L2

www.LBIX.com	www.trueblueberry.com	www.trekenergy.com